


*ICW*
*3/11*

**11019286**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB Number: | 3235-0123 |
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| Expires: | April 30, 2013 |
| Estimated average burden | |
| hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- L0799L |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01 /01/ 2010__ AND ENDING __12 /31/2010__
                                                  MM/DD/YY                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __WOODVILLE HALL CAPITAL, LLC__

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__2 WEST WASHINGTON STREET, SUITE 201__
(No. and Street)

__MIDDLEBURG__                 __VA__                 __20117__
(City)                               (State)                           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__JONATHAN FREDERICK CATHERWOOD__         __540 -687 - 5705__
                                                      (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__KREISCHER MILLER__
(Name – *if individual, state last, first, middle name*)

__100 WITMER ROAD, SUITE 350, HORSHAM, PA 19044-2369__
(Address)                             (City)                   (State)                 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)         **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

*3/24*

# OATH OR AFFIRMATION

I, __JONATHAN FREDERICK CATHERWOOD__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __WOODVILLE HALL CAPITAL, LLC__ , as of __DECEMBER 31st__ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WOODVILLE HALL CAPITAL LLC
## (A Wholly-Owned Subsidiary of Sutton Hall LLC)

December 31, 2010
## CONTENTS



**Kreischer Miller**

People ▪ Ideas ▪ Solutions

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

## Independent Auditors' Report

The Member
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

We have audited the accompanying statement of financial condition of Woodville Hall Capital LLC (A wholly-owned subsidiary of Sutton Hall LLC) (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodville Hall Capital LLC (A wholly-owned subsidiary of Sutton Hall LLC) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Kreischer Miller*

Horsham, Pennsylvania
February 16, 2011

Audit & Accounting | Tax Strategies | Business Advisory | Technology Solutions | Human Capital Resources

*Member of The Leading Edge Alliance*

# WOODVILLE HALL CAPITAL LLC
## (A Wholly-Owned Subsidiary of Sutton Hall LLC)

**Statement of Financial Condition**
**December 31, 2010**

## ASSETS

| | |
|---|---:|
| Cash | $ 42,428 |
| Prepaid expenses and other assets | 8,583 |
| Fixed assets, net of accumulated depreciation | 4,152 |
| Intangible assets, net of accumulated amortization | 15,449 |
| Total assets | $ 70,612 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---:|
| Unearned revenue | $ 12,500 |
| Accrued expenses | 1,399 |
| Total liabilities | 13,899 |
| Member's equity | 56,713 |
| Total liabilities and member's equity | $ 70,612 |

See accompanying notes to financial statements.

# WOODVILLE HALL CAPITAL LLC
## (A Wholly-Owned Subsidiary of Sutton Hall LLC)

**Statement of Operations**
**Year Ended December 31, 2010**

| | |
|---|---:|
| Services income | $ 62,200 |
| | |
| Expenses: | |
| Advertising and marketing | 1,073 |
| Depreciation and amortization | 2,334 |
| Office | 4,654 |
| Other operating | 7,703 |
| Professional fees | 29,939 |
| Rent | 27,000 |
| Telephone | 3,021 |
| Travel, meals and entertainment | 11,253 |
| | |
| Total expenses | 86,977 |
| | |
| Net loss | $ (24,777) |

See accompanying notes to financial statements.

# WOODVILLE HALL CAPITAL LLC
## (A Wholly-Owned Subsidiary of Sutton Hall LLC)

**Statement of Changes in Member's Equity**
**Year Ended December 31, 2010**

| | |
|---|---:|
| Member's equity, beginning of year | $ 41,360 |
| Member contributions | 41,000 |
| Member distributions | (870) |
| Net loss | (24,777) |
| Member's equity, end of year | $ 56,713 |

See accompanying notes to financial statements.

**WOODVILLE HALL CAPITAL LLC**
(A Wholly-Owned Subsidiary of Sutton Hall LLC)

**Statement of Cash Flows**
**Year Ended December 31, 2010**

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net loss | $ (24,777) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 2,334 |
| Increase in prepaid expenses and other assets | (6,815) |
| Increase in unearned revenue | 12,500 |
| Decrease in accrued expenses | (3,505) |
| Net cash used in operating activities | (20,263) |
| Cash flows from financing activities: | |
| Member contributions | 41,000 |
| Member distributions | (870) |
| Net cash provided by financing activities | 40,130 |
| Net increase in cash | 19,867 |
| Cash, beginning of year | 22,561 |
| Cash, end of year | $ 42,428 |

See accompanying notes to financial statements.

## (1) Organization and Nature of Business

Woodville Hall Capital LLC (the Company) was formed on October 17, 2007. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and was formed to provide merger, acquisition and private placement and consulting services to middle market companies. The Company's main operations commenced during 2009. The Company has no present plans to buy, sell, or trade securities.

The Company is a Virginia Limited Liability Company that is a wholly-owned subsidiary of Sutton Hall LLC (the Parent). To date and in the foreseeable future, the Company will be dependent on its Parent for capital infusions and administrative support. Although not obligated to do so, the Parent intends to provide capital infusions sufficient to satisfy the net capital requirements, as described in Note 6, for the year ending December 31, 2011.

The Company will terminate on October 1, 2106, unless sooner terminated upon the occurrence of any of the following: (1) at any time elected by the member, (2) the sale, transfer, or assignment of substantially all of the assets of the Company, or (3) as required by Virginia law.

## (2) Summary of Significant Accounting Policies

*Revenue Recognition*

The Company's financial advisory contracts are generally long-term in nature. Revenues on these contracts are recognized on the percentage-of-completion method, measured by the percentage of labor hours incurred at the measurement date to estimated total hours for each contract. Any unbilled revenue is classified as work-in-process in the accompanying financial statements. Fees received in advance of services being performed are recorded as unearned revenue in the accompanying financial statements.

*Income Taxes*

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any tax due. While not required to do so, the Company intends to make periodic distributions to its Parent for federal and state income taxes that pass through to the Parent.

*Continued...*

## (2) Summary of Significant Accounting Policies, Continued

### Income Taxes, Continued

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes,* is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification, disclosure and transition.

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2007. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

### Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of each class of asset, generally 5 to 7 years for furniture and equipment and 5 years for computer equipment.

Expenditures for repairs, maintenance and minor renewals are charged against income as incurred and expenditures for major renewals and betterments are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from their respective accounts with any gain or loss on disposal reflected in the statement of operations.

### Intangible Assets

Intangible assets consist of trademarks, domain names and website development costs. Intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, generally 15 years.

### Unearned Revenue

Unearned revenue consists of the remaining balance of nonrefundable fees received in advance of services being performed. Unearned revenue is provided based on the percentage-of-completion method.

*Continued...*

(2)  **Summary of Significant Accounting Policies, Continued**

*Concentrations of Credit Risk*

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company principally uses a bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company performs credit evaluations of its customers and does not require collateral. The Company provides an allowance for doubtful accounts based upon management's review of outstanding balances and its bad debt expense has historically been within management's expectation.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Subsequent Events*

The Company has performed an evaluation of subsequent events through February 16, 2011, which is the date the financial statements were available to be issued.

(3)  **Fixed Assets**

Fixed assets consist of the following at December 31, 2010:

| | |
|---|---:|
| Furniture and equipment | $ 3,972 |
| Computer equipment | 2,740 |
| | 6,712 |
| Accumulated depreciation | (2,560) |
| | $ 4,152 |

Depreciation expense for the year ended December 31, 2010 was $1,115.

## (4) Intangible Assets

Intangible assets consist of the following at December 31, 2010:

| | |
|---|---:|
| Trademark | $ 9,388 |
| Domain name | 2,817 |
| Website development costs | 6,090 |
| | 18,295 |
| Accumulated amortization | (2,846) |
| | $ 15,449 |

Amortization expense for the year ended December 31, 2010 was $1,219.

## (5) Related Party Transactions

The Company leases certain office facilities, furnishings, and access to telecommunications and computer equipment under an Occupancy Agreement (the Agreement) with its Parent. Monthly rentals of $2,250 are payable in advance, and the Agreement can be cancelled by either party with 10 days notice. Total rent expense under the Agreement for the year ended December 31, 2010 was $27,000. At December 31, 2010, the Company prepaid $6,750 under the Agreement, these amounts were included in prepaid and other current assets in the accompanying financial statements.

## (6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $28,529, which was $23,529 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $13,899; the ratio of aggregate indebtedness to net capital was less than 1 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

# SUPPLEMENTARY INFORMATION

# WOODVILLE HALL CAPITAL LLC
## (A Wholly-Owned Subsidiary of Sutton Hall LLC)

**Supplementary Information**
**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**December 31, 2010**

Net capital:

| | |
|---|---:|
| Total member's equity | $ 56,713 |

Deductions from and/or changes to member's equity:

| | |
|---|---:|
| Nonallowable assets: | |
| Prepaid expenses and other assets | (8,583) |
| Fixed assets, net of accumulated depreciation | (4,152) |
| Intangible assets, net of accumulated amortization | (15,449) |
| | (28,184) |
| Net capital | 28,529 |

Computation of basic net capital requirement:

| | |
|---|---:|
| Minimum net capital required | 5,000 |
| Net capital in excess of minimum requirement | $ 23,529 |

| | |
|---|---:|
| Net capital as reported on the Company's FOCUS report - Part IIA | $ 28,529 |

Computation of aggregate indebtedness:

| | |
|---|---:|
| Aggregate indebtedness | $ 13,899 |
| Percentage of aggregate indebtedness to net capital | 48.7% |

## Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the preceding computation
and the Company's corresponding unaudited Part II of Form X-17A-5
as of December 31, 2010.

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Woodville Hall Capital, LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

In planning and performing our audit of the financial statements of Woodville Hall Capital LLC (A wholly-owned subsidiary of Sutton Hall LLC) (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Kreischer Miller*

Horsham, Pennsylvania
February 16, 2011

# WOODVILLE HALL CAPITAL LLC
## (A Wholly-Owned Subsidiary of Sutton Hall LLC)

Financial Statements and Supplementary Information

December 31, 2010